FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP ANNOUNCES FORTHCOMING RELEASE DATES

BRUSSELS, Belgium, April 28, 2005 – Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, confirms the following announcement dates:

May 4, 2005: Transition to IFRS

On Wednesday May 4, 2005 at 08.00 a.m. CET, Delhaize Group will publish the following preliminary financial information under IFRS:

•	A reconciliation of January 1, 2003 (date of transition to IFRS) equity and 2003, 2004 and 1st quarter of 2004 shareholders’ equity and net profit;

•	The IFRS preliminary consolidated balance sheet, income statement, statement of cash flows and statement of changes in shareholders’ equity for 2003, 2004 and the 1st quarter of 2004, including segment information;

The document will be available immediately after its publication on Delhaize Group’s web site at www.delhaizegroup.com. There is no investors’ conference call scheduled following this announcement.

May 12, 2005: First Quarter 2005 Earnings

Delhaize Group will announce its results for the first quarter 2005 (ended March 31, 2005) on Thursday May 12, 2005 at 8:00 a.m. CET. The press release will be available immediately after its publication on Delhaize Group’s web site at www.delhaizegroup.com.

The Delhaize Group management team will be discussing the first quarter 2005 financial results during an investors’ conference call that will start at 03.00 p.m. CET (09.00 a.m. EST) on May 12, 2005. To participate in the conference call, please call + 44 20 7162 0181 (U.K.) or + 1 334 420 4951 (U.S.) with “Delhaize” as password.

The conference call will also be broadcast live over the internet on May 12, 2005 at 03.00 p.m. CET (09.00 a.m. EST) at www.delhaizegroup.com. An audio replay of this web cast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. EST) on May 12, 2005.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2004, Delhaize Group’s sales network consisted of 2,565 stores. In 2004, Delhaize Group posted EUR 18.0 billion (USD 22.4 billion) in sales. In 2003, Delhaize Group realized net earnings of EUR 171.3 million (USD 193.7 million). Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

Contacts:

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 4, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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